Exhibit 99.1

ZIMMER FAMILY INTENDS

TO ACQUIRE BALANCE OF STOCK OF REEDS JEWELERS, INC.

FOR $1.85 PER SHARE

WILMINGTON, NC (December 1, 2003) – Members of the Zimmer Family announced today that they intend to make a cash tender offer through an entity to be formed for all outstanding shares of Reeds Jewelers, Inc. (“Reeds”) not currently held by such participating family members. Alan Zimmer, Herbert Zimmer, Jeffrey Zimmer, Arlene Schreiber, Rose Zimmer, Bradley Zimmer, Landon Zimmer, Andy Schreiber, and Mark Schreiber (the “Participating Zimmer Family Members”), together beneficially own 87.5% of the outstanding common stock of Reeds. It is the intention of the Participating Zimmer Family Members to offer $1.85 per share to acquire the balance of Reeds’ common stock. Any tender offer will be conditioned upon the Participating Zimmer Family Members acquiring (unless waived) the majority of the Reeds shares not held by such Participating Zimmer Family Members and their affiliates, and other customary conditions to a tender offer. The fulfillment of such condition will result in the Participating Zimmer Family Members and their affiliates owning at least 90% of the outstanding common stock of Reeds as a result of the tender offer. The tender offer will not be conditioned upon Participating Zimmer Family Members or their affiliate obtaining any financing.

Any shares not acquired in the tender offer are expected to be acquired in a subsequent “short form” merger of Reeds and an affiliate to be formed by the Participating Zimmer Family Members pursuant to the North Carolina Business Corporation Act. As part of the merger, the affiliate will cause to be paid to those remaining holders of shares of Reeds who did not tender their shares in the tender offer: (i) $1.85 per share of Reeds’ common stock (as paid to the holders of stock in Reeds who tendered their shares in the tender offer), or (ii) for those holders who exercise their dissenters’ rights in respect of such shares in accordance with Article 13 of the North Carolina Business Corporation Act, the fair value of their shares of stock (which may be an amount less than, more than, or equal to $1.85 per share of Reeds’ common stock). Upon consummation of the merger, all of the shares of common stock of Reeds will be owned directly or indirectly by an affiliate to be formed by the Participating Zimmer Family Members.

The Participating Zimmer Family Members expect to commence the tender offer as soon as practical. Once the tender offer is commenced, offering materials will be mailed to the Reeds’ shareholders and the Participating Zimmer Family Members will file all necessary information with the United States Securities and Exchange Commission (the “Commission”). The commencement and completion of the tender offer and, if the tender offer is completed, the consummation of the merger will not require any approval by the Reeds’ board of directors and the Participating Zimmer Family Members have not asked the Reeds’ board of directors to approve the tender offer or the merger.

NOTICE FOR REEDS SHAREHOLDERS:

The plans and proposals of the Participating Zimmer Family Members set forth above remain subject to certain authorizations and approvals and are not intended to be legally binding in any way. If a tender offer were to be made, it would be made in accordance with all applicable securities laws and would involve the filing of appropriate materials with the Commission and the mailing of appropriate materials to the shareholders of Reeds. Reeds’ shareholders and other interested parties are urged to read the Participating Zimmer Family Members’ tender offer statement and related exhibits mailed to them and filed with the Commission when they become available because they will contain important information. Reeds’ shareholders will also be able to obtain such documents free of charge at the Commission’s website, www.sec.gov, or from the Participating Zimmer Family Members, c/o Alan Zimmer at 111 Princess Street, Wilmington, NC 28401, ATTN: Alan Zimmer.